MK 3/12

15046047

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 03 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwestern Mutual Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 300, 611 E. Wisconsin Ave.
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer O'Leary (414) 665-2542
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Suite 1800, 100 East Wisconsin Ave.	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/14/15

OATH OR AFFIRMATION

I, Jennifer O'Leary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwestern Mutual Investment Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
JOETTE M. GRASER
STATE OF WISCONSIN

Signature

Treasurer/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northwestern Mutual Investment Services, LLC

Statement of Financial Condition
December 31, 2014

AVAILABLE FOR PUBLIC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Northwestern Mutual Investment Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial condition of Northwestern Mutual Investment Services, LLC (the "Company") at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has extensive transactions with its parent and affiliates as disclosed in Note 5 to the financial statements. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

March 2, 2015

Northwestern Mutual Investment Services, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 7,600,804
Cash segregated for customers	350,000
Due from clearing broker	86,456,395
Deposit with clearing organizations	120,016
Investment securities, at fair value (see Note 3)	158,145
Deferred distribution costs (see Note 4)	9,551,988
Prepaid licensing fees	4,194,366
Due from affiliates, net (see Note 5)	7,408,449
Deferred tax asset, net (see Note 6)	36,960,890
Accounts receivable and other assets	7,599,916
Total assets	$ 160,400,969
Liabilities and Member's Equity	
Commissions payable	$ 17,603,393
Due to customers	314,645
Due to Member, net (see Note 5)	1,324,184
Compensation and benefits payable	3,344,155
Accrued expenses and other liabilities	1,336,093
Total liabilities	23,922,470
Member's equity	136,478,499
Total liabilities and Member's equity	$ 160,400,969

The accompanying notes are an integral part of this financial statement.

1. Organization

Northwestern Mutual Investment Services, LLC (the "Company" or "NMIS") is a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company (the "Member" or "NML"). NML is one of the largest life insurance companies in the United States offering life, annuity and disability insurance products to the personal, business and estate markets.

The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Through its registered financial representatives, NMIS offers mutual funds, stocks, bonds, variable life insurance, variable and group annuities, investment advisory services and other investment products to its clients. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual future results could differ from these estimates and assumptions.

Cash and Cash Equivalents
Cash and cash equivalents represent amounts on deposit with banks or investments in money market mutual funds.

Cash Segregated for Customers
Amounts estimated to be refunded to customers are segregated in a special reserve bank account for the exclusive benefit of NMIS customers.

Investment Securities, at Fair Value
Investment securities primarily result from failed execution of client trades, at which time NMIS assumes direct responsibility for them. Failed executions are generally liquidated shortly thereafter. All investment securities are considered to be on a trading basis, whereby they are measured and reported at fair value. See Note 3 for additional disclosures surrounding investment securities.

Fair Value of Financial Instruments
The carrying value of financial instruments other than Investment Securities, which include cash and cash equivalents, receivables and payables approximate their fair value due to the short-term maturities of these assets and liabilities.

3. Investment Securities, at Fair Value

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company's view of market assumptions in the absence of observable market information. Assets and liabilities measured at fair value can be categorized into three levels based on the reliability of the inputs to the valuation techniques.

Level 1 – Fair value is based on quoted market prices in active markets that are accessible to the Company for identical assets or liabilities.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are corroborated by observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities and other market observable inputs.

Level 3 – Fair value is based on at least one or more significant unobservable inputs.

The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. Categorizations are based in their entirety on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and considers factors specific to the asset or liability, such as the relative impact on the fair value as a result of a particular input.

The Company's cash and cash equivalents and investment in securities are the only assets or liabilities measured at fair value on the statement of financial condition at December 31, 2014. The table below presents the fair value measurement categories utilized by the Company for its investment in securities. The categorization of an investment within the level hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management's perceived risk of that investment.

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
Cash & Cash Equivalents	$ 7,600,804	$ -	$ -	$ 7,600,804
Investment securities	158,145	-	-	158,145
Total Assets	$ 7,758,949	$ -	$ -	$ 7,758,949

The Company reviews the fair value categories each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain assets or liabilities. No reclassifications occurred during the year ended December 31, 2014.

4. Deferred Distribution Costs

Upon retirement or separation from the Company, certain of the Company's registered financial representatives receive a one-time, lump-sum payment in lieu of actual future commissions to which they may otherwise be entitled over a five year period subsequent to retirement or separation. The Company retains a portion of future commission overrides payable to the successor financial representative up to an agreed-upon annual limit as a means of recovering the deferred distribution costs.

Lump-sum payments are deferred and amortized as commission expense over a period of up to five years. The Company is compensated for these distribution costs through both annual asset-based and transaction-based fees. Because the related revenues are earned and recognized over time, the deferral and amortization of these lump-sum payments provides a matching of these expenses with the related revenues. Periodically, the Company reevaluates the current assumption of expected revenues related to the payment of Deferred Distribution Costs and records a valuation allowance when it is probable that those anticipated revenues will be lower than originally estimated. At December 31, 2014, deferred distribution costs reported in the statement of financial condition included $16,384,950 of deferred lump-sum payments, which were reported net of accumulated amortization of $6,832,962 and a valuation allowance of $0.

5. Related Party Transactions

A significant portion of the Company's transactions are with NML and its affiliates.

Under the terms of a master services agreement with NMIS, NML provides data processing and other administrative services on behalf of NMIS. The unpaid balance due to NML for these services was $4,229,771 at December 31, 2014 and is reported as due to Member in the statement of financial condition.

Also pursuant to the terms of the master services agreement with NMIS, NML allows NMIS employees to participate in various employee benefit plans sponsored by NML,

including bonus, deferred compensation and employee welfare plans. NMIS reimburses NML for its share of the cost of these benefits. NMIS employees are also allowed to participate in various retirement plans sponsored by NML including the Northwestern Mutual Employee Retirement Plan, Northwestern Mutual Healthcare Benefits Plan for Retirees and the Northwestern Mutual Employee Savings Plan. The unpaid balance due to NML for these benefits was $997,801 at December 31, 2014 and is reported as due to Member in the statement of financial condition.

Under the terms of an agreement with NML, NMIS selects, trains and supervises financial representatives who are engaged in the distribution of NML's variable annuity and variable life insurance products. Also pursuant to the terms of the agreement, NMIS provides underwriting and distribution services related to variable annuity and variable life insurance products. The unpaid balance due to NMIS for these services was $2,730,084 at December 31, 2014 and is reported as a reduction of due to Member in the statement of financial condition.

Under the terms of a dual employee cost sharing agreement with NML, employees provide NMIS with various departmental administration services. The unpaid balance due to NML related to these services was $193,363 at December 31, 2014, and is reported as due to Member in the statement of financial condition.

Under the terms of an agreement with NML, NMIS provides NML's independent insurance agents access to the investment products and services offered by the Company. Access is provided only to insurance agents that meet NMIS' registration standards and criteria to be registered representatives with NMIS. The unpaid balance due to NMIS under this agreement was $1,366,667 at December 31, 2014 and is reported as a reduction of due to Member in the statement of financial condition.

Northwestern Mutual Wealth Management Company ("NMWMC"), a wholly-owned subsidiary of NML, is a federally chartered savings bank regulated by the Office of the Comptroller of the Currency. NMWMC is organized for the limited purpose of providing trust, investment advisory and financial planning services to NML's clients and the general public. Under the terms of a master services agreement with NMWMC, NMIS provides compliance and supervision, research and development, marketing and sales assistance, financial and paymaster services that support NMWMC's trust, investment advisory and financial planning services operations. The unpaid balance due to NMIS related to these services was $3,729,792 at December 31, 2014, and is reported as due from affiliates in the statement of financial condition.

Also pursuant to the terms of the master services agreement with NMWMC, NMIS provides systems support, brokerage, custody, recordkeeping and related services for investment advisory programs sponsored by NMWMC. The unpaid balance due to NMIS related to these services was $2,828,603 at December 31, 2014, and is reported as due from affiliates in the statement of financial condition.

NMIS provides client solicitation and referral services to NMWMC under the terms of a client procurement agreement with NMWMC. The unpaid balance due to NMIS related to these services was $1,205,650 at December 31, 2014, and is reported as due from affiliates in the statement of financial condition.

Under the terms of an investment advisory services agreement with NMIS, NMWMC provides NMIS with advisory operations, research and development and communications services. The unpaid balance due to NMWMC related to these services was $337,440 at December 31, 2014, and is reported as a reduction in due from affiliates in the statement of financial condition.

Under the terms of two separate service agreements with NMIS, NMWMC provides NMIS with research and investment advice. The unpaid balance due to NMWMC related to these services was $559,822 at December 31, 2014, and is reported as a reduction in due from affiliates in the statement of financial condition.

Under the terms of a custodial agreement with NMIS, NMWMC provides custodial trust services for individual retirement accounts of NMIS clients. NMWMC further subcontracts certain of these custodial trust services to NMIS. The unpaid balance due from NMWMC related to this agreement was $528,999 at December 31, 2014, and is reported as due from affiliates in the statement of financial condition.

Under the terms of four separate dual employee cost sharing agreements with NMWMC, an employee provides the services required of the Chief Compliance Officer for NMWMC, an employee provides advisory product management services for NMIS, certain employees provide investment trading services to NMWMC client accounts where there is no NMWMC wealth management advisor assigned to service such clients and an employee provides regulatory and management functions to both NMIS and WMC. The net unpaid balance due from NMWMC related to these services was $12,667 at December 31, 2014, and is reported as due from affiliates in the statement of financial condition.

The amount of dividends which can be paid by NMIS is limited by SEC regulations. In addition, internal guidelines have been set to ensure NMIS continues to remain well capitalized and able to meet prescribed minimum capital thresholds. The Company paid dividends totaling $62,989,319 to NML for the year ended December 31, 2014. The dividends consisted of $34,989,319 in investment securities, at fair value and $28,000,000 in cash.

6. Income Taxes

The Company is organized as a Wisconsin single member limited liability company and is thereby a disregarded entity for federal and state income tax purposes. The Company's taxable income or losses are included in NML's consolidated federal and state income tax returns. Under a written tax-sharing agreement, NML collects from or refunds to the

Company income taxes determined as if the Company filed a separate federal income tax return.

During the year ended December 31, 2014, NMIS utilized taxable loss carryforwards of $49,040,110. At December 31, 2014, the Company had remaining taxable losses of $46,559,380, $23,833,905, $22,562,123 and $21,472,244 originating in 2006, 2007, 2008 and 2009, respectively, which are available for carryforward to future tax years and will expire in 2026, 2027, 2028 and 2029, respectively. These tax loss carryforwards give rise to a deferred tax asset of $40,049,678 at the federal income tax rate of 35%.

The Company accounts for deferred tax assets and liabilities, which represent the financial statement impact of cumulative temporary differences between the tax and financial statement bases of assets and liabilities. The significant components of the net deferred tax asset at December 31, 2014 were as follows.

Deferred tax assets:	
Tax loss carryforwards	$ 40,049,678
Employee benefit liabilities	245,657
Other	8,750
Gross deferred tax assets	40,304,085
Deferred tax liabilities:	
Deferred transition costs	(3,343,196)
Net deferred tax assets	$ 36,960,889

Deferred tax assets are valued based upon the expectation of future realization on a more likely than not basis. A valuation allowance is established for that portion of deferred tax assets which cannot meet this realization standard. Based on all available evidence, a valuation allowance is not needed as of December 31, 2014.

The Company has no known uncertain tax positions as defined in the accounting standards, and has correspondingly not recorded a related provision at December 31, 2014.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 2% of combined aggregate debit items, as defined. At December 31, 2014, the Company had net capital of $66,660,404, which exceeded the minimum requirement of $250,000 by $66,410,404.

8. Contingencies

NMIS and Pershing, LLC ("Pershing") are parties to a fully disclosed clearing agreement through February 29, 2016 whereby Pershing provides securities execution, clearing and settlement services for NMIS. Termination of the clearing agreement by the Company during the initial term would result in significant termination fees as provided for in the clearing agreement.

In the normal course of business, securities transactions for NMIS clients are cleared through Pershing. Pursuant to the clearing agreement, Pershing has the right to seek reimbursement from the Company for certain losses that may result from transactions with NMIS clients. The Company's policy is to minimize its exposure to loss through the use of various monitoring and control procedures. No such losses were incurred for the year ended December 31, 2014.

The Company is engaged in various legal actions in the normal course of its operations. The status of these legal actions is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action was probable and the amount of that adverse outcome was reasonable to estimate, a liability would be recorded. No such liabilities were recorded by the Company at December 31, 2014.

Legal actions are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions. Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial position at December 31, 2014.